Exhibit 99.1

Change of Directors

London: Tuesday, February 28,  2017: Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (AIM/Nasdaq: HCM) today announces that with effect from March 1, 2017:-

1.	Mr Graeme Allan Jack has been appointed as Independent Non-executive Director, Chairman of Audit Committee and member of Remuneration Committee; and

2.	Mr Michael Howell tendered his resignation as Independent Non-executive Director, Chairman of Audit Committee and member of Remuneration Committee.

Mr Simon To, Chairman of Chi-Med said “With the appointment of Mr Jack, the Company now completes the process of refreshing the Board by replacing its three former Independent Non-executive Directors who had each served the Company in excess of nine years, in line with our objective of best-practice corporate governance.”

Mr To added “We welcome to the Board Mr Jack whose experience in finance and accounting will be important for the Company and we thank Mr Michael Howell for his invaluable contributions to the Company during his tenure.”

Mr Jack, aged 66, has more than 40 years of experience in finance and audit.  He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years.  He is currently an independent non-executive director of:

•	The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets listed on the New York Stock Exchange);

•

Hutchison Port Holdings Management Pte. Limited, the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals listed on the Singapore Stock Exchange); and

•

COSCO SHIPPING Development Co., Ltd., formerly known as “China Shipping Container Lines Company Limited”, (an integrated financial services platform principally engaged in vessel and container leasing listed on the Hong Kong and Shanghai Stock Exchanges). COSCO SHIPPING Development, a sister company of COSCO SHIPPING Ports Limited is in joint venture, co-management and other commercial arrangements with Hutchison Ports Holdings Trust.

As an independent non-executive director, Mr Jack is not involved in the day-to-day management or operation of any of the aforementioned companies.

Further, Mr Jack is currently an independent trustee of two provident funds established for the benefit of the employees of CK Hutchison Holdings Limited, the majority shareholder of the Company and, in that capacity, received customary compensation out of the relevant trust funds for such services.  He is expected to relinquish his trustee position in about two months’ time on completion of the replacement formalities. Within the past five years, he was previously a director of Graff Diamonds Corporation from May to July 2012.

He holds a Bachelor of Commerce degree and is a Fellow of the Hong Kong Institute of Certified Public Accountants and an Associate of Chartered Accountants Australia and New Zealand.

Mr Jack does not have any shareholdings in Chi-Med. Save for the information disclosed above, there is no other information in relation to Mr Jack that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the risk that current or future appointees to Chi-Med’s board of directors are not effective in their respective positions, the difficulty in locating and recruiting suitable candidates for its board of directors and the management difficulties which may arise from changes in Chi-Med’s board of directors.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

US Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500